1180 Seminole Trail, Suite 495
Charlottesville, VA 22902
(434) 422-9800

July 27, 2021

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-3 File No: 333-258048 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-258048), to become effective on Thursday, July 29, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Willian B. Stilley III
Name:	William B. Stilley III
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Patrick J. Egan, Esq., Gracin & Marlow, LLP